UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 17, 2020, regarding clarification on news reported in the media.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: June 17, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 17, 2020, regarding clarification on news reported in the media.

NATURA &CO HOLDING S.A.

Publicly-Held Company
CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.531.582

NOTICE TO THE MARKET

Clarification on news published in the media

Natura &Co Holding S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), in compliance with Official Letter 399/2020-SLS, dated June 16, 2020 (“Official Letter”), presents the clarification requested by B3 SA - Brasil, Bolsa, Balcão (“B3”) regarding the article published on June 16, 2020 by Valor Econômico newspaper, with the headline “Natura &Co allocates US$ 800 million to sustainability” (“Article"). For a better understanding of the Company's response, the Letter is transcribed below:

“June 16, 2020
399/2020-SLS

Natura &Co Holding S.A.
At. Mrs. Viviane Behar de Castro
Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sirs,

In an article item published by the newspaper Valor Econômico, on 06/16/2020, under the title “Natura &Co allocates US$ 800 million to sustainability”, it appears, among other information, that Natura &Co announced yesterday a sustainability plan, with investments of US$ 800 million or more over the next ten years.

We request clarification on the item marked, until 9 am on 06/17/2020, with your confirmation or not, as well as other information considered important.”

Regarding the Article, the Company clarifies that the amount of investments in the sustainability plan to be made by the Natura &Co group, over the next 10 (ten) years, considers the history of investments of same nature made in previous years, with an estimated increase that is consistent with the Company's current commitments, which now include not only Natura Cosméticos and its subsidiaries, but also Avon and its subsidiaries.

The Company would like to clarify a contradiction in the Article regarding the amounts presented. The total increase in the amount of such investments for causes such as communities, breast cancer, domestic violence and education projected for the next 10 years is estimated at 20%, equivalent to approximately US$ 100 million over that period, resulting in a total of up to US$ 600 million. In addition to these investments, the Company plans to invest in other social and environmental initiatives, reaching an estimated total of US$ 800 million in 10 years, as mentioned in the Article.

The Company understands that, considering the net revenue and the amount of investments contemplated in its annual budget, the estimated increase referred to above related to investments of a social and environmental nature, distributed over a period of 10 years, does not represent, on an annual basis, sufficient materiality and relevance to be the subject of a Material Fact, pursuant to CVM Instruction 358, of January 3, 2002.

Natura &Co will keep its shareholders and the market in general informed about the matter in question, under the terms of the applicable regulations. More information can be obtained at the Investor Relations Department of Natura &Co, by phone +55 (11) 4389-9700, or by e-mail: ri@natura.net.

São Paulo, June 17, 2020.

NATURA &CO HOLDING S.A.

Viviane Behar de Castro
Investor Relations Officer